                                            Filed Pursuant to Rule 424(b)(2)
                                            Registration No. 333-36498

      THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 2000

PROSPECTUS SUPPLEMENT DATED SEPTEMBER    , 2000
(TO PROSPECTUS DATED MAY 25, 2000)

                               12,000,000 Shares

                             [PARKER DRILLING LOGO]

                            PARKER DRILLING COMPANY

                                  COMMON STOCK
--------------------------------------------------------------------------------

We are offering 12,000,000 shares of our common stock. Our common stock is listed on The New York Stock Exchange under the symbol "PKD." The last sale price of our common stock on The New York Stock Exchange on September 8, 2000 was $7.0625 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 IN THE ACCOMPANYING PROSPECTUS.

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Initial price to public.....................................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Parker........................  $           $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters may, under certain circumstances, purchase up to an additional 1,800,000 shares of common stock from us at the initial price to public less the underwriting discount.

--------------------------------------------------------------------------------

Lehman Brothers, on behalf of the underwriters, expects to deliver the common
stock on or about September   , 2000.

LEHMAN BROTHERS
                       JEFFERIES & COMPANY, INC.

                                           RBC DOMINION SECURITIES

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT RELY ON ANY OTHER REPRESENTATIONS. OUR AFFAIRS MAY CHANGE AFTER THIS PROSPECTUS SUPPLEMENT IS DISTRIBUTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

                               ------------------

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT
Summary...............................   S-3
Price Range of Common Stock and
  Dividends...........................   S-5
Use of Proceeds.......................   S-5
Selected Consolidated Financial
  Data................................   S-6
Certain United States Federal Tax
  Consequences to Non-U.S. Holders of
  Common Stock........................   S-7
Underwriting..........................  S-10
Legal Matters.........................  S-12
Independent Accountants...............  S-12
Forward-Looking Statements............  S-12

                 PROSPECTUS
About this Prospectus.................     2
Where You Can Find More Information...     2
Forward-Looking Statements............     3
The Company...........................     4
Risk Factors..........................     4
Use of Proceeds.......................     7
Ratios of Earnings to Fixed Charges
  and Earnings to Fixed Charges plus
  Dividends...........................     7
Description of Debt Securities........     8
Description of Capital Stock..........    20
Depositary Shares.....................    24
Description of Warrants...............    26
Plan of Distribution..................    26
Legal Matters.........................    28
Experts...............................    28

                                    SUMMARY

     The following summary contains basic information about us and our common stock. It does not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements appearing elsewhere in this prospectus supplement or incorporated by reference in the attached prospectus. Unless we say otherwise, we assume in this prospectus supplement that the underwriters will not exercise their over-allotment option with respect to the common stock offering.

                                  THE COMPANY

     We are a leading worldwide provider of contract drilling and drilling related services, operating in the transition zones of the Gulf of Mexico and Nigeria, in the offshore waters of the Gulf of Mexico and the Caspian Sea, and on land in Alaska and international oil and gas producing regions. Historically, we operated exclusively on land, specializing in deep, difficult wells and drilling in remote areas. In the last four years we have diversified into the offshore drilling business through the acquisition of 26 barge rigs and seven jackup rigs operating in the Gulf of Mexico and Nigeria and into the rental tool business through the acquisition of a rental tool company. During 1999 we sold 13 lower-48 domestic land rigs pursuant to our strategic plan to focus on offshore and international land markets where margins are typically higher. We received $40,000,000 in cash and 1,000,000 shares of common stock of Unit Corporation as consideration for this sale. Earlier this month, we sold these 1,000,000 shares for $15,000,000, resulting in a pre-tax gain of approximately $7,400,000.

     Our current marketable rig fleet consists of 27 barge drilling and workover rigs, seven jackup rigs, four platform rigs, 41 international land rigs and one land rig in Alaska. Our barge drilling and workover fleet is dedicated to the transition zone waters, which are generally defined as coastal waters to depths of up to 25 feet. Our jackup and platform rig fleets currently operate in the Gulf of Mexico market. Our international land rig fleet consists of 41 drilling rigs. Of these rigs, 17 are helicopter rigs and 36 are capable of drilling to depths of 15,000 feet or more. The diversity of our rig fleet, both in terms of geographic location and asset class, enables us to provide a broad range of services to oil and gas operators around the world.

     Demand for our services is highly dependent on the level of spending by oil and gas companies on the exploration and production of oil and gas, which in turn is dependent on current oil and gas prices as well as future price expectations. Historically, oil and gas prices have been principally dependent upon demand, the level of production of the major oil producing countries and weather conditions.

     The outlook for the oil and gas industry has improved significantly during 2000. Oil prices have rebounded to their highest levels in over nine years, due in part to production limits imposed by OPEC during a period of increasing demand, which has resulted in reduced oil inventories. Natural gas prices in North America have also strengthened considerably, and the average of the next 12-month natural gas forward contracts reached $4.68 per MMBtu as of September 8, 2000. In response to higher commodity prices, operators have increased spending on exploration and production in 2000 compared to 1999, and we anticipate they will further increase their exploration and production budgets for 2001.

     Our domestic operations are favorably impacted by increased levels of natural gas demand that have pushed natural gas prices to their highest levels since June 1996. Demand for natural gas is expected to grow over the next several years due primarily to growth in the U.S. economy and newly constructed natural gas-fired power generation plants. Natural gas supply has declined due to depletion of reservoirs and reduced drilling over the last two years, leaving natural gas storage at levels that are significantly lower than in recent years. We believe that the current higher prices and increased demand, if sustained, will lead to further increases in natural gas drilling domestically, particularly in the Gulf of Mexico.

     International land drilling markets have been slow to react to the increase in crude oil prices over the past 18 months. We currently have 15 of our 41 international land rigs working. Our international land rig utilization began to improve early this year and we anticipate this trend will continue based on contracts we have in hand and the number of inquiries we are receiving for new projects. Based on the continuation of these trends, we anticipate increased earnings from our international segment.

     After being on standby since December 1999, our four Nigerian barge rigs are currently operating at full contract dayrates. Our Caspian Sea barge rig is currently testing the first well on the Kashagan structure and is scheduled to move to a second location in the near future. Based on announced test results, we believe there will be substantial continuing work for this rig.

     The following table presents as of the dates indicated the average dayrates and rig utilization percentages for our rigs.

                                                    AVERAGE DAYRATE                  AVERAGE UTILIZATION
                                         -------------------------------------   ---------------------------
                                         SEPTEMBER 1,   SEPTEMBER 1,   PERCENT   SEPTEMBER 1,   SEPTEMBER 1,
                                             2000           1999       CHANGE        2000           1999
                                         ------------   ------------   -------   ------------   ------------
Domestic Jackups.......................    $25,604        $14,500        77%          86%            43%
Domestic Barges........................     14,969         13,475        11%          82%            68%
  Deep Drilling........................     18,380         16,740        10%         100%           100%
  Intermediate Drilling................     14,500         12,167        19%         100%            60%
  Workover.............................      9,980          7,928        26%          56%            44%
International Barges...................     40,576         34,633        17%         100%           100%
Platform Rigs..........................     13,500         13,935        -3%          50%            75%
International Land Rigs................     16,279         17,893        -9%          39%            34%
     PARKER RIG FLEET..................     19,434         17,359        12%          59%            49%

BUSINESS STRATEGY

     Our business strategy is to capitalize on improving conditions in the oilfield service industry and enhance profitability by:

          (1) maximizing our returns on our assets in the Gulf of Mexico where improving utilization and dayrates are providing increasing earnings and cash flow;

          (2) leveraging our international presence where our experience and long-standing presence position us well to serve customers' needs;

          (3) expanding and diversifying our operations by pursuing acquisitions of complementary assets and businesses; and

          (4) reducing our long-term debt.

                                  THE OFFERING

Common stock offered............   12,000,000 shares(1)

Common stock outstanding after
the offering....................   89,670,100 shares(1)

Use of proceeds.................   We estimate that we will receive net proceeds
                                   from the common stock offering of
                                   $          .

                                   We intend to use the net proceeds of the offering to acquire, upgrade and refurbish certain offshore and land drilling rigs and for general corporate purposes, including repayment of debt and working capital.

                                   Net proceeds will be invested in short-term investments until they are used.

NYSE symbol.....................   PKD
---------------

(1) The common stock outstanding after the offering is based on shares outstanding as of July 31, 2000 and excludes 11,371,020 shares of common stock reserved for issuance upon conversion of our outstanding convertible notes and 9,967,820 shares of common stock issuable upon exercise of outstanding stock options under our stock option plans.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our common stock is listed on the NYSE under the symbol "PKD." The following table sets forth the quarterly high and low sales prices for our common stock as reported on the NYSE Composite Tape for the periods indicated.

                                                                   HIGH         LOW
                                                                   ----         ---
1998:
  Quarter Ended March 31, 1998..............................     $13.187      $ 8.875
  Quarter Ended June 30, 1998...............................      11.125        6.625
  Quarter Ended September 30, 1998..........................       7.312        3.875
  Quarter Ended December 31, 1998...........................       6.312        2.812
1999:
  Quarter Ended March 31, 1999..............................       4.688        2.250
  Quarter Ended June 30, 1999...............................       4.375        3.000
  Quarter Ended September 30, 1999..........................       5.625        3.312
  Quarter Ended December 31, 1999...........................       4.750        3.000
2000:
  Quarter Ended March 31, 2000..............................       5.125        3.000
  Quarter Ended June 30, 2000...............................       6.875        3.750
  Quarter Ending September 30, 2000 (through September 8,
     2000)..................................................       7.437        4.875

     We have paid no dividends on our common stock since February 1987. Restrictions contained in our Revolving Credit Facility prohibit the payment of cash dividends, and the indenture for our 9 3/4% Senior Notes restricts the payment of such dividends. We have no present intention to pay dividends on our common stock in the foreseeable future and anticipate that future earnings will be retained to finance future operations and expansion.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the offering of
approximately $     million ($     million if the underwriters' over-allotment
option is exercised in full) after deducting the underwriting discounts and commissions and estimated fees and expenses of the offering. We intend to use the net proceeds of the offering to acquire, upgrade and refurbish certain offshore and land drilling rigs and for general corporate purposes, including repayment of debt and working capital.

     Net proceeds will be invested in short-term investments until they are used.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The historical financial data presented in the table below as of and for each of the years ended August 31, 1997 and 1998, the four months ended December 31, 1998 and the year ended December 31, 1999 are derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. The historical financial data presented in the table below as of and for each of the six-month periods ended June 30, 1999 and 2000 are derived from our unaudited consolidated financial statements. In the opinion of management of our company, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the six months ended June 30, 2000 are not necessarily indicative of the results to be achieved for the full year.

     The data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus supplement and the attached prospectus.

                                                                              FOUR                          SIX           SIX
                                                 YEAR          YEAR          MONTHS          YEAR         MONTHS        MONTHS
                                                 ENDED         ENDED         ENDED          ENDED          ENDED         ENDED
                                              AUGUST 31,    AUGUST 31,    DECEMBER 31,   DECEMBER 31,    JUNE 30,      JUNE 30,
                                                 1997          1998           1998           1999          1999          2000
                                              -----------   -----------   ------------   ------------   -----------   -----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues:
   Drilling.................................  $  283,598    $  446,565    $   125,896    $   296,623    $   155,040   $   143,553
   Rental...................................      25,457        32,723         10,245         27,656         13,555        17,356
   Other....................................       2,589         1,935            582            274            245             4
                                              ----------    ----------    -----------    -----------    -----------   -----------
       Total revenues.......................     311,644       481,223        136,723        324,553        168,840       160,913
                                              ----------    ----------    -----------    -----------    -----------   -----------
 Operating Expenses:
   Drilling.................................     189,979       295,602         94,648        226,425        118,129       109,274
   Rental...................................       8,549        13,749          4,416         10,910          5,375         7,130
   Other....................................       4,722         2,365            932          1,899            108             2
   Depreciation, depletion and
     amortization...........................      46,256        68,574         26,529         82,170         40,302        42,029
   General and administrative...............      14,414        17,273          5,904         16,312          8,195         9,447
   Restructuring charges....................          --            --             --          3,000          3,000            --
   Provision for reduction in carrying value
     of certain assets......................          --            --          4,055         10,607          5,250            --
                                              ----------    ----------    -----------    -----------    -----------   -----------
       Total operating expenses.............     263,920       397,563        136,484        351,323        180,359       167,882
                                              ----------    ----------    -----------    -----------    -----------   -----------
 Operating income (loss)....................      47,724        83,660            239        (26,770)       (11,519)       (6,969)
                                              ----------    ----------    -----------    -----------    -----------   -----------
 Other income (expense):
   Interest income (expense) -- net.........     (27,484)      (43,657)       (16,808)       (54,203)       (25,978)      (27,397)
   Other....................................       3,316         4,524            301         40,396          5,220         3,824
                                              ----------    ----------    -----------    -----------    -----------   -----------
       Total other income (expense).........     (24,168)      (39,133)       (16,507)       (13,807)       (20,758)      (23,573)
                                              ----------    ----------    -----------    -----------    -----------   -----------
 Income (loss) before income taxes..........      23,556        44,527        (16,268)       (40,577)       (32,277)      (30,542)
 Income tax expense (benefit)...............       7,241        16,435         (1,635)        (2,680)        (6,408)       (6,184)
                                              ----------    ----------    -----------    -----------    -----------   -----------
       Net income (loss)....................  $   16,315    $   28,092    $   (14,633)   $   (37,897)   $   (25,869)  $   (24,358)
                                              ==========    ==========    ===========    ===========    ===========   ===========
 Earnings (loss) per share (fully
   diluted).................................  $      .23    $      .36    $      (.19)   $      (.49)   $      (.34)  $      (.31)
                                              ==========    ==========    ===========    ===========    ===========   ===========
 Weighted average shares outstanding (fully
   diluted).................................  71,760,543    77,789,390     76,828,879     77,159,461     77,039,523    77,518,230
                                              ==========    ==========    ===========    ===========    ===========   ===========
OTHER FINANCIAL DATA:
 EBITDA(1)..................................  $   93,980    $  152,234    $    30,823    $    66,007    $    34,033   $    35,060
 Capital expenditures:
   Maintenance..............................      14,702        36,796         19,054         12,484          8,691         7,723
   Other....................................      72,724       159,282         33,657         36,662         27,176        17,911
BALANCE SHEET DATA (END OF PERIOD):
 Cash, cash equivalents and other short-term
   investments..............................  $  212,789    $   55,253    $    24,314    $    46,278    $    19,343   $    25,687
 Property, plant and equipment, net.........     439,651       727,840        729,873        661,402        719,271       646,621
 Total assets...............................     984,136     1,200,544      1,159,326      1,082,743      1,118,085     1,056,586
 Total long-term debt, including current
   portion..................................     567,126       651,559        661,883        653,631        670,357       651,172
 Total stockholders' equity.................     348,723       377,962        363,950        329,421        338,996       309,520

---------------

(1) EBITDA represents operating income (loss) before depreciation, depletion, amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a Non-U.S. Holder. As used herein the term "Non-U.S. Holder" means any person or entity that is not a U.S. Holder. A U.S. Holder is any beneficial owner of common stock that is:

     - a citizen or resident of the United States,

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source,

     - a trust, that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code") or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

     If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships that hold common stock should consult their tax advisors as to the particular tax consequences to them.

     This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     On or before December 31, 2000, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, United States Treasury regulations (the "Final Regulations") provide that a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 2000, will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless:

     (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder,

     (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met,

     (3) the Non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to certain U.S. expatriates, or

     (4) we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

     An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (within the meaning of the Code) for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate or exemption under an applicable income tax treaty.

     We do not believe that we are a "U.S. real property holding corporation" for U.S. federal income tax purposes. However, if we are or become a "U.S. real property holding corporation," so long as our common stock is and continues to be regularly traded on an established securities market, only a Non-U.S. Holder who, actually and constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

U.S. FEDERAL ESTATE TAX

     Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     Under current law, backup withholding at the rate of 31% (as opposed to the general withholding tax rate of 30% described above) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person).

Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

     Special rules may apply to certain Non-U.S. Holders, such as foreign insurance companies, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," and companies that accumulate earnings for the purpose of avoiding tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

                                  UNDERWRITING

     Under the underwriting agreement dated the date of this prospectus supplement, each of the underwriters named below, for whom Lehman Brothers Inc., Jefferies & Company, Inc., and RBC Dominion Securities Corporation are acting as representatives, has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Lehman Brothers Inc. .......................................
Jefferies & Company, Inc. ..................................
RBC Dominion Securities Corporation.........................
Fidelity Capital Markets
  a division of National Financial Services LLC ............

                                                                 ----------
          Total.............................................     12,000,000
                                                                 ==========

     The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the conditions that:

     - the representations and warranties made by us to the underwriters are true;

     - there is no material change in our condition or the financial markets;
       and

     - we deliver to the underwriters customary closing documents.

     The representatives have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in
excess of $     per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $     per share to brokers and dealers.
After completion of the offering, the underwriters may change the offering price and other selling terms.

     We have granted the underwriters an option to purchase up to 1,800,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above, and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

     Subject to certain exceptions, we have agreed not to, without the prior consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 90 days from the date of this prospectus supplement. All of our executive officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares for the period ending 90 days after the date of this prospectus supplement.

     The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of
common stock. The underwriting discount is   % of the public offering price. We
have agreed to pay the underwriters the following total amount, assuming either no exercise or full exercise by the underwriters of their over-allotment option:

                                                                                TOTAL FEES
                                                                 ----------------------------------------
                                                                 WITHOUT EXERCISE OF   WITH FULL EXERCISE
                                                                   OVER-ALLOTMENT      OF OVER-ALLOTMENT
                                                 FEE PER SHARE         OPTION                OPTION
                                                 -------------   -------------------   ------------------
Underwriting discount paid by Parker...........     $                 $                     $

     We estimate that the total expenses payable by us in connection with this offering, excluding underwriting discounts and commissions, will be approximately $500,000.

     Our common stock is listed on the New York Stock Exchange under the symbol "PKD."

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

     The underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     Some of the underwriters or their affiliates have from time to time provided investment banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees, and they may continue to do so.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

     Purchasers of the shares of common stock offered in this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement.

     Fidelity Capital Markets, a division of National Financial Services LLC, is acting as an underwriter of this offering and will be facilitating electronic distribution through the Internet.

                                 LEGAL MATTERS

     Certain legal matters with respect to the common stock will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas and for the underwriters by Baker Botts L.L.P., Houston, Texas.

                            INDEPENDENT ACCOUNTANTS

     The financial statements incorporated by reference from the Annual Report on Form 10-K of Parker Drilling Company for the year ended December 31, 1999, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited financial information of Parker Drilling Company for the three-month periods ended March 31, 2000 and 1999 and the three- and six-month periods ended June 30, 2000 and 1999 included in the Forms 10-Q for the quarters ended March 31 and June 30, 2000, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 25 and July 27, 2000 incorporated by reference herein, state that they did not and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

                           FORWARD-LOOKING STATEMENTS

     Statements in this prospectus supplement and the attached prospectus, including the documents we incorporate by reference, regarding our management's intentions, beliefs or expectations for the future are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. Such statements may be affected by various factors and are subject to numerous risks summarized under "Forward-Looking Statements" in the attached prospectus. Actual results and developments may differ materially from those expressed or implied in this prospectus supplement and in the attached prospectus, including the documents we incorporate by reference.

PROSPECTUS

                            PARKER DRILLING COMPANY
                              8 EAST THIRD STREET
                             TULSA, OKLAHOMA 74103
                                 (918) 585-8221

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS
--------------------------------------------------------------------------------
We may offer and sell the securities listed above with an aggregate offering price up to $250 million in connection with this prospectus. We will provide specific terms of these offerings and securities in supplements to this prospectus, including whether the debt securities are guaranteed by all of our subsidiaries.

YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT TO THIS PROSPECTUS CAREFULLY
  BEFORE YOU INVEST, INCLUDING THE RISK FACTORS WHICH BEGIN ON PAGE 4 OF THIS
                                  PROSPECTUS.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

THIS PROSPECTUS IS DATED MAY 25, 2000.

                               TABLE OF CONTENTS

About this Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-looking Statements..................................     3
The Company.................................................     4
Risk Factors................................................     4
Use of Proceeds.............................................     7
Ratios of Earnings to Fixed Charges and Earnings to Fixed
  Charges plus Dividends....................................     7
Description of Debt Securities..............................     8
Description of Capital Stock................................    20
Depositary Shares...........................................    24
Description of Warrants.....................................    26
Plan of Distribution........................................    26
Legal Matters...............................................    28
Experts.....................................................    28

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $250 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file such information with the New York Stock Exchange. Such reports, proxy statements and other information may be read and copied at 30 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Section 13(a), 13(c), 14 or

15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until we sell all of the securities or we terminate this offering:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999;

     - The description of our common stock contained in our Form 8-A dated June 16, 1969, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock; and

     - The description of our preferred stock purchase rights contained in our Form 8-A dated January 19, 1999.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

         Investor & Public Relations Department
         Parker Drilling Company
         8 East Third Street
         Tulsa, Oklahoma 74103
         (918) 631-1238

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporated by reference, contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and
Section 21E of the Exchange Act. These statements appear in a number of places in this prospectus and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

     - future operating results,

     - future cost savings,

     - future capital expenditures and investments in the acquisition and refurbishment of rigs and other equipment,

     - issuance or repayment of debt,

     - trends affecting our future financial condition or results of operations, and

     - our business strategy regarding future operations.

     Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties, many of which are outside our control. Actual results may differ materially from anticipated results for a number of reasons, including:

     - general economic and business conditions,

     - fluctuations in the market prices of oil and gas,

     - foreign exchange and currency fluctuations,

     - acquisitions and other business opportunities that may be presented to and pursued by us,

     - the availability of capital resources, and

     - changes in laws and regulations affecting the drilling business.

     The information contained in this prospectus, including the information set forth under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

     All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

                                  THE COMPANY

     We are a leading worldwide provider of contract drilling and drilling related services, operating in the transition zones of the Gulf of Mexico and Nigeria, the offshore waters of the Gulf of Mexico and the Caspian Sea and on land in international oil and gas producing regions and Alaska.

     Our principal executive offices are located at 8 East Third Street, Tulsa, Oklahoma 74103, and our telephone number there is (918) 585-8221.

     Additional information concerning us and our subsidiaries is included in our reports and other documents incorporated by reference in this prospectus. See "Where You Can Find More Information."

                                  RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus, including the risk factors set forth below and any additional risk factors contained in a prospectus supplement, before investing.

RISK FACTORS RELATING TO OUR BUSINESS

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF LOWER OIL AND GAS PRICES DECREASE DEMAND FOR OUR SERVICES.

     Our business and operations depend upon exploration and development spending by oil and gas companies. An actual decline, or the perceived risk of a decline, in oil and gas prices could cause oil and gas companies to reduce their overall level of spending. As a result, demand for our services may decrease and our business may be adversely affected.

OUR HIGH LEVERAGE COULD ADVERSELY AFFECT OUR FUTURE PERFORMANCE AND OUR ABILITY TO SATISFY OUR DEBT OBLIGATIONS.

     Our business requires substantial capital. We now have, and will continue to have in the foreseeable future, relatively high amounts of debt under our credit facilities and debt securities in relation to our stockholders' equity. As of June 30, 2000, we had $651.2 million of long-debt outstanding and stockholders' equity of $309.5 million.

     Our ability to meet our debt service obligations depends on our future performance. Our future performance is influenced by general economic conditions and by financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to service our debt, we may have to:

     - delay the acquisition of additional rigs and other assets;

     - sell our equity securities;

     - sell our assets; or

     - restructure or refinance our debt.

     We cannot give you any assurances that, if we are unable to service our debt, we will be able to sell our equity securities, sell our assets or restructure or refinance our debt.

     Our substantial debt could have important consequences to you. For example, it could:

     - make it more difficult for us to obtain additional financing in the future for our operations and potential acquisitions;

     - require us to dedicate a substantial portion of our cash flows from operations to the repayment of our debt and the interest associated with our debt;

     - limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties and paying dividends on our equity securities;

     - place us at a competitive disadvantage compared with our competitors that have relatively less debt; and

     - make us more vulnerable in the event of a downturn in our business.

UNPREDICTABLE CHANGES IN GOVERNMENTAL REGULATIONS COULD INCREASE OUR OPERATING COSTS AND REDUCE DEMAND FOR OUR SERVICES.

     Our operations are affected by a variety of laws and regulations, including laws and regulations relating to:

     - the protection of the environment;

     - safety; and

     - permitting or licensing requirements for drilling activities and for oil and gas exploration and development activities.

     We and our clients are required to invest financial and managerial resources to comply with these laws and regulations. Because these laws and our business change from time to time, we cannot predict the future costs of complying with these laws, and our expenditures could be material in the future. Modification of existing laws or regulations or adoption of new laws or regulations limiting exploration or production activities by oil and gas companies or imposing more stringent restrictions on drilling operations could adversely affect us by reducing the demand for, or increasing the cost of, our services.

WE OPERATE IN INTERNATIONAL MARKETS, SO WE HAVE EXPOSURE TO RISKS INHERENT IN DOING BUSINESS ABROAD.

     A significant portion of our revenue is derived from operations outside the United States and is subject in varying degrees to risks inherent in doing business abroad. These risks include:

     - the possibility of unfavorable changes in tax or other laws;

     - partial or total expropriation;

     - currency exchange rate fluctuations, devaluations and restrictions on currency repatriation;

     - the disruption of operations from labor and political disturbances;

     - insurrection or war;

     - disruption or delay of licensing or permitting activities; and

     - requirements of partial local ownership of operations.

WE ARE SUBJECT TO HAZARDS CUSTOMARY FOR DRILLING OPERATIONS.

     Substantially all of our operations are subject to hazards that are customary for oil and gas drilling operations, including blowouts, reservoir damage, loss of well control, cratering and oil and gas well fires. Our offshore operations also are subject to hazards inherent in marine operations, such as capsizing, grounding, collision and damage from severe weather conditions. Any of these risks could result in damage to or destruction of drilling equipment, personal injury and property damage, suspension of operations or environmental damage.

BECAUSE WE DO NOT HAVE CUSTOMER INDEMNITIES OR INSURANCE TO COVER SOME OPERATING RISKS, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED IF ONE OF THOSE RISKS OCCURRED.

     We cannot always obtain customer indemnities or insurance for our operating risks. Although we carry insurance against the destruction of or damage to our drilling equipment in amounts that we consider adequate, such insurance may not always be available at acceptable rates in the future for all risks and all geographic areas.

IF WE CANNOT KEEP OUR RIGS UTILIZED, OUR OPERATING RESULTS WILL BE ADVERSELY IMPACTED.

     Our business is capital intensive and generally requires significant investments in drilling equipment. As a result, we incur relatively high fixed costs in our operations. If we cannot keep our rigs utilized, our operating results will be adversely impacted.

OUR DEBT AGREEMENTS MAY LIMIT OUR FLEXIBILITY IN RESPONDING TO CHANGING MARKET CONDITIONS OR IN PURSUING BUSINESS OPPORTUNITIES.

     Our debt agreements contain restrictions and requirements relating to, among other things:

     - the issuance of additional indebtedness;

     - the maintenance of financial ratios;

     - the encumbrance of assets;

     - the sale of assets;

     - the payment of dividends on our equity securities; and

     - mergers.

     These restrictions and requirements may limit our flexibility in responding to changing market conditions or in pursuing business opportunities that we believe would have a positive effect on our business.

RISK FACTORS RELATING TO OUR EQUITY SECURITIES

MARKET PRICES OF OUR EQUITY SECURITIES COULD CHANGE SIGNIFICANTLY.

     The market prices of our common stock, preferred stock or warrants may change significantly in response to various factors and events, including the following:

     - the other risk factors described in this prospectus, including changes in oil and gas prices;

     - a shortfall in rig utilization, operating revenue or net income from that expected by securities analysts and investors;

     - changes in securities analysts' estimates of the financial performance of ourself or our competitors or the financial performance of companies in the oilfield service industry generally;

     - changes in actual or market expectations with respect to the amounts of exploration and development spending by oil and gas companies;

     - general conditions in the oil and gas or oilfield service industries; and

     - general conditions in the securities markets.

     Most of these factors are beyond our control.

A HOSTILE TAKEOVER OF OUR COMPANY WOULD BE DIFFICULT.

     We have adopted a stockholders' rights plan. Some of the provisions of our Restated Certificate of Incorporation and of the Delaware General Corporation Law may make it difficult for a hostile suitor to acquire control of our company and to replace our incumbent management. For example, our Restated Certificate of Incorporation provides for a staggered Board of Directors and permits the Board of Directors, without stockholder approval, to issue additional shares of common stock or a new series of preferred stock.

RISK FACTORS RELATING TO OUR DEBT SECURITIES

WE ARE A HOLDING COMPANY AND DEPEND ON OUR SUBSIDIARIES FOR FUNDS.

     Our subsidiary companies conduct substantially all of our business. Our holding company structure results in two principal risks:

     - our subsidiaries may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay parent company debt service obligations, including payments on any debt securities we offer under this prospectus; and

     - in any liquidation, reorganization or insolvency proceeding involving us, your claim as a holder of any debt securities we offer under this prospectus will be effectively junior to the claims of holders of any indebtedness or preferred stock of our subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, additions to our working capital and capital expenditures.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                    EARNINGS TO FIXED CHARGES PLUS DIVIDENDS

     The following table contains our consolidated ratios of earnings to fixed charges and earnings to fixed charges plus dividends for the periods indicated.

                                                         FOUR MONTHS
                                           YEAR ENDED       ENDED          YEAR ENDED AUGUST 31,
                                          DECEMBER 31,   DECEMBER 31,   ---------------------------
                                              1999           1998       1998   1997   1996    1995
                                          ------------   ------------   ----   ----   -----   -----
Ratio of earnings to fixed charges......      .26            .05        1.78   1.71   64.46   81.68
Ratio of earnings to fixed charges plus
  dividends.............................      .26            .05        1.78   1.71   64.46   81.68

     For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends:

          (1) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and

          (2) "fixed charges" consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.

     There were no dividends paid or accrued during the periods presented above.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be either our senior debt securities ("Senior Debt Securities") or our subordinated debt securities ("Subordinated Debt Securities"). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, our subsidiaries, if our subsidiaries are guarantors of the Debt Securities, and a U.S. banking institution (a "Trustee"). Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series which are offered by a prospectus supplement will be described in the prospectus supplement.

     We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture will be filed with the SEC via a Current Report on Form 8-K prior to our initial offering of Debt Securities under that Indenture and you should read the Indenture for provisions that may be important to you. In the summary below we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indenture, such sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.

GENERAL

     The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities will be our unsecured obligations.

     The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under "-- Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to any Subordinated Debt Securities. If the prospectus supplement so indicates, the Subordinated Debt Securities will be convertible into our common stock as described under "-- Conversion of Subordinated Debt Securities."

     If specified in the prospectus supplement, our subsidiaries (the "Subsidiary Guarantors") will unconditionally guarantee (the "Subsidiary Guarantees") on a joint and several basis the Debt Securities as described under "-- Subsidiary Guarantees" and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor. Subsidiary Guarantees of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantors on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt.

     The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

          (1) the title of the Debt Securities;

          (2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

          (3) whether the Subsidiary Guarantors will provide Subsidiary Guarantees of the Debt Securities;

          (4) any limit on the aggregate principal amount of the Debt
     Securities;

          (5) the dates on which the principal of the Debt Securities will be payable;

          (6) the interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

          (7) the places where payments on the Debt Securities will be payable;

          (8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

          (9) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

          (10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

          (11) whether the Debt Securities are defeasible;

          (12) any addition to or change in the Events of Default;

          (13) whether the Debt Securities that constitute Subordinated Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate ("the Conversion Price") and any adjustments thereto in addition to or different from those described in this prospectus, the conversion period and other conversion provisions in addition to or in lieu of those described in this prospectus;

          (14) any addition to or change in the covenants in the Indenture applicable to any of the Debt Securities; and

          (15) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

     Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our Subordinated Debt. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

     - the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets or any bankruptcy, insolvency or similar proceedings;

     - the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

     - the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

     The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

     The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any defeasance or covenant defeasance of the Subordinated Debt Securities as described under "-- Defeasance and Covenant Defeasance."

CONVERSION OF SUBORDINATED DEBT SECURITIES

     The Subordinated Indenture may provide for a right of conversion of Subordinated Debt Securities into our common stock (or cash in lieu thereof). (Sections 301 and 1701 of the Subordinated Indenture) The following provisions will apply to Debt Securities that are convertible Subordinated Debt Securities unless otherwise provided in the prospectus supplement for such Debt Securities.

     The Holder of any convertible Subordinated Debt Securities will have the right exercisable at any time prior to the close of business on the second Business Day prior to their Stated Maturity, unless previously redeemed or otherwise purchased by us, to convert such Subordinated Debt Securities into shares of common stock at the Conversion Price set forth in the prospectus supplement, subject to adjustment. (Section 1702 of the Subordinated Indenture) The Holder of convertible Subordinated Debt Securities may convert any portion thereof which is $1,000 in principal amount or any multiple thereof. (Section 1702 of the Subordinated Indenture)

     In certain events, the Conversion Price will be subject to adjustment as set forth in the Subordinated Indenture. Such events include:

          (a) any payment of a dividend (or other distribution) payable in common stock on any class of our Capital Stock,

          (b) any subdivision, combination or reclassification of common stock,

          (c) any issuance to all holders of common stock of rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price (as determined in accordance with the Subordinated Indenture) of common stock; provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events relating to control and provided for in shareholders' rights plans, then the Conversion Price will not be adjusted until such triggering events occur,

          (d) any distribution to all holders of common stock of evidences of indebtedness, shares of our Capital Stock other than common stock, cash or other assets (including securities, but excluding those dividends and distributions referred to above for which an adjustment must be made and excluding regular dividends and distributions paid exclusively in cash),

          (e) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the third succeeding paragraph applies) to all holders of common stock in an aggregate amount that, combined together with (1) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by us or any of our Subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our company's market capitalization (defined as being the product of the then current market price of the common stock times the number of shares of common stock then outstanding) on the record date of such distribution, and

          (f) the completion of a tender or exchange offer made by us or any of our Subsidiaries for common stock that involves an aggregate consideration that, together with (1) any cash and the fair market value of other consideration payable in a tender or exchange offer by us or any of our Subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustment has been made and (2) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of common stock within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer.

No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price as last adjusted. We reserve the right to make such reductions in the Conversion Price in addition to those required in the preceding provisions as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of a stock or stock rights will not be taxable to the recipients. Should we elect to make such a reduction in the Conversion Price, we will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price. (Section 1704 of the Subordinated Indenture)

     If we distribute rights or warrants (other than those referred to in (c) in the preceding paragraph) pro rata to holders of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the Holder of any convertible Subordinated Debt Security surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows:

          (1) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants, and

          (2) if such conversion occurs after such Distribution Date, the number of rights or warrants to which a holder of the number of shares of common stock into which such Subordinated Debt Security was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants.

The Conversion Price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants. (Section 1704 of the Subordinated Indenture)

     Fractional shares of common stock will not be issued upon conversion, but, instead, we will pay a cash adjustment based on the then current market price for the common stock. (Section 1703 of the Subordinated Indenture) Upon conversion, no adjustments will be made for accrued interest or dividends, and therefore convertible Subordinated Debt Securities surrendered for conversion between the record date for an interest payment and the Interest Payment Date (except convertible Subordinated Debt Securities called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest thereon which the Holder is to receive. (Sections 1704 and 1702 of the Subordinated Indenture)

     In the case of any reclassification of the Conversion Shares, consolidation or merger of our company with or into another Person or any merger of another Person with or into us (with certain exceptions), or in case of any transfer or other disposition of all or substantially all of our assets, each convertible Subordinated Debt Security then outstanding will, without the consent of any Holder, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, conveyance, transfer or lease by a holder of the number of shares of common stock into which such Subordinated Debt Security was convertible immediately prior thereto, after giving effect to any adjustment event, who failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares. (Section 1705 of the Subordinated Indenture)

SUBSIDIARY GUARANTEES

     If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.

     Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the "Guaranteed Obligations"). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor.

     In the case of Subordinated Debt Securities, a Subsidiary Guarantor's Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture. (Article Fourteen of the Subordinated Indenture)

     Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     Each Subsidiary Guarantee will be a continuing guarantee and will:

          (1) remain in full force and effect until either (a) payment in full of all the Guaranteed Obligations (or the applicable Debt Securities are defeased and discharged in accordance with the defeasance provisions of the Indentures) or (b) released as described in the following paragraph,

          (2) be binding upon each Subsidiary Guarantor and

          (3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

     In the event that a Subsidiary Guarantor ceases to be a Subsidiary, whether as a result of a disposition of all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor, by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be deemed released and relieved of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee; provided, in each case, that the transaction or transactions resulting in such Subsidiary Guarantor's ceasing to be a Subsidiary are carried out pursuant to and in compliance with all of the applicable covenants in the Indenture. In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement. (Section 305) We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002).

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, we will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section
305)

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

     Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

          (1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture,

          (2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Security Registrar has received a written request from the Depositary to issue certificated Debt Securities, or

          (3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 205 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or the agents of ourself, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment thereof. (Section 1003)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a "successor Person"), and may not permit any Person to consolidate with or merge into us, unless:

          (1) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures,

          (2) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and

          (3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met. (Section 801)

EVENTS OF DEFAULT

     Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

          (1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

          (2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

          (3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

          (4) failure to perform or comply with the provisions described under "Consolidation, Merger and Sale of Assets";

          (5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

          (6) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or any group of Subsidiaries that together would constitute a Significant Subsidiary; and

          (7) in the case of Debt Securities guaranteed by any Subsidiary Guarantor, the Subsidiary Guarantee of any Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary

     Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor's obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture). (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(6) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (6) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502) For information as to waiver of defaults, see "-- Modification and Waiver" below.

     Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default shall occur and be continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable indemnity. (Section
603) Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

          (1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series,

          (2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and

          (3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section
     507)

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security. (Section
508)

     We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

          (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security,

          (2) reduce the principal amount of, or any premium or interest on, any Debt Security,

          (3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof,

          (4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security,

          (5) impair the right to institute suit for the enforcement of any payment on or any conversion right with respect to any Debt Security,

          (6) in the case of Subordinated Debt Securities, modify the subordination or conversion provisions in a manner adverse to the Holders of the Subordinated Debt Securities,

          (7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor,

          (8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture,

          (9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or

          (10) modify such provisions with respect to modification and waiver. (Section 902)

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture.(Section 1009) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

     The Indentures provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date,

          (1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date,

          (2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and

          (3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such

     Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause).

Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1502, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section
104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series. (Section 1501)

     Defeasance and Discharge. The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things,

          (1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur;

          (2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing;

          (3) such deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

          (4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

          (5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940. (Sections 1502 and 1504)

     Defeasance of Certain Covenants. The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants, including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6) and (7) under "Events of Default" and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments. (Sections 1503 and 1504)

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

                          DESCRIPTION OF CAPITAL STOCK

     As of January 31, 2000, our authorized capital stock was 121,942,000 shares. Those shares consisted of: (a) 1,942,000 shares of preferred stock, par value $1.00 per share, none of which were outstanding; and (b) 120,000,000 shares of common stock, par value $.16 2/3 per share, of which 77,885,693 shares were outstanding.

     Holders of capital stock may not cumulate their votes in elections of directors, and holders have no preemptive rights to acquire any shares of our capital stock or any securities convertible into or exchangeable for any such shares.

COMMON STOCK

     Holders of common stock may vote one vote for each share held on all matters voted upon by our stockholders, including the election of our directors. Subject to the rights of any then outstanding shares of preferred stock, the holders of common stock may receive such dividends as our Board of Directors may declare in its discretion out of legally available funds. Holders of common stock will share equally in our assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

PREFERRED STOCK

     The prospectus supplement will specify any terms of any series of preferred stock offered by it including:

     - the series, the number of shares offered and the liquidation value of the preferred stock,

     - the price at which the preferred stock will be issued,

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock,

     - the liquidation preference of the preferred stock,

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund,

     - whether the preferred stock is convertible into or exchangeable for any other securities, and the terms of any such conversion or exchange, and

     - any additional rights, preferences, qualifications, limitations or restrictions of the preferred stock.

     The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or incorporate it by reference.

     We may issue preferred stock from time to time in one or more series. Subject to the provisions of our Restated Certificate of Incorporation and limitations prescribed by law, our Board of Directors may adopt resolutions to issue the shares of preferred stock constituting any series, to fix the number of shares of the series and to establish the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion or exchange rights and liquidation preferences of the shares of the series, in each case without any further action or vote by our stockholders.

     Generally, holders of preferred stock may vote one vote for each share held on all matters voted upon by our stockholders, including the election of our directors, and holders of all series of preferred stock will vote together with holders of common stock as one class. If dividends on preferred stock are in arrears for six quarters or a sinking fund obligation with respect to the preferred stock has been in default for one year, then, at any ensuing annual meeting of our stockholders, holders of preferred stock, voting separately as a class without regard to series, may elect two directors. This special voting right will continue until all dividend arrearages and sinking fund defaults have been cured, and while this special voting right persists, holders of preferred stock will be entitled to participate with holders of common stock in the election of any other directors.

     A vote of the holders of at least two-thirds of the preferred stock then outstanding, acting as a class without regard to series, is required to approve any amendment to our Restated Certificate of Incorporation altering materially any existing provision of the preferred stock.

     Undesignated preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of a new series of preferred stock may adversely affect the rights of the holders of our common stock. For example, any new series of preferred stock issued will rank prior to our common stock as to dividend rights, liquidation preference or both and may be convertible into shares of common stock. As a result, the issuance of shares of a new series of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in our Restated Certificate of Incorporation and By-Laws and our stockholders' rights plan may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts.

     Classified Board of Directors and Limitations on Stockholder Actions. Our Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of stockholders. Any stockholder wishing to submit a nomination to the Board of Directors must follow certain procedures outlined in our By-Laws. In addition, our By-Laws require written application by the holders of 75% of our outstanding voting stock to call a special stockholders' meeting.

     Business Combinations under Delaware Law. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Generally,
Section 203 prevents a person who owns 15% or more of our outstanding voting stock (an "interested stockholder") from engaging in a merger or other specified business combination with us for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

     - before the person became an interested stockholder, our Board of Directors approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

     - upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock that was outstanding at the time the transaction commenced; or

     - following the transaction in which the person became an interested stockholder, the business combination is approved by both our Board of Directors and the holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

     Stockholders' Rights Plan. Our Board of Directors has adopted a stockholders' rights plan (the "Rights Plan"). Under the Rights Plan, each Right entitles the registered holder under the circumstances described below to purchase from us one one-thousandth of a share of our Junior Participating Preferred

Stock (the "Preferred Shares") at a price of $30 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The following is a summary of certain terms of the Rights Plan. The Rights Plan is filed as an exhibit to the registration statement of which this prospectus is a part and this summary is qualified by reference to the specific terms of the Rights Plan.

     Until the Distribution Date (as defined below), the Rights attach to all common stock certificates representing outstanding shares. No separate certificates evidencing the Rights ("Rights Certificates") will be distributed. A Right is issued for each share of common stock issued. The Rights will separate from the common stock and a Distribution Date will occur upon the earlier of

     - 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of our outstanding Voting Shares (as defined in the Rights Agreement), or

     - 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the person or group beneficially owning 15% or more of our outstanding Voting Shares.

     Until the Distribution Date or the earlier of redemption or expiration of the Rights, the Rights are evidenced by the certificates representing the common stock. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The rights will expire on June 30, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged.

     If a person or group acquires 15% or more of our Voting Shares, each Right then outstanding (other than Rights beneficially owned by the Acquiring Persons which would become null and void) becomes a right to buy that number of shares of common stock (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition has a market value of two times the Purchase Price of the Right.

     If we are acquired in a merger or other business combination transaction or assets constituting more than 50% of our consolidated assets or producing more than 50% of our earning power or cash flow are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise of the Right at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the Purchase Price of the Right.

     The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one share of common stock. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of
(a) $1.00 in cash, or (b) in the aggregate, 1,000 times the dividend declared on the common stock. In the event of liquidation, the holders of Preferred Shares may receive a preferential liquidation payment equal to the greater of (a) $1,000 per share, or (b) in the aggregate, 1,000 times the payment made on the shares of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per share of common stock. Each whole Preferred Share will be entitled to 1,000 votes on all matters submitted to a vote of our stockholders, and Preferred Shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our stockholders.

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, may be adjusted from time to time to prevent dilution.

     At any time after a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding Voting Shares and before a person or group acquires beneficial ownership of 50% or more of our outstanding Voting Shares, our Board of Directors may, at its option, issue common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of common stock (or one one-thousandth of a Preferred Share) for each Right, subject to adjustment.

     At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, our Board of Directors may redeem all but not less than all the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"). The Redemption of the rights may be made effective at such time, on such basis and with such conditions as our Board of Directors in its sole discretion may establish. Immediately upon the action of our Board of Directors ordering Redemption of the rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

LIMITATION OF LIABILITY OF DIRECTORS

     Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     Our Restated Certificate of Incorporation eliminates the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. This means that each of our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty, except for liability

     - for any breach of the director's duty of loyalty to us or our stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law, or

     - for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in our Restated Certificate of Incorporation may reduce the likelihood of derivative litigation against our directors, and may discourage or deter stockholders from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefitted us and our stockholders. However, this provision does not alter the liability of our directors under federal securities laws and does not affect the right to sue (or to recover monetary damages) for violations of federal securities laws.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar of the common stock, as well as the rights agent under our Rights Plan, is Norwest Bank Minnesota, N.A.

                               DEPOSITARY SHARES

GENERAL

     We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the "Bank Depositary"). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

     We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC via a Current Report on form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.

DIVIDENDS AND OTHER DISTRIBUTIONS

     If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder's depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

CHARGES OF BANK DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

MISCELLANEOUS

     The Bank Depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock.

     Neither the Bank Depositary nor we will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and us under the depositary agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF BANK DEPOSITARY

     The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

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

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of our common stock. Warrants may be issued independently or together with Debt Securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

     You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

          (1) the number of shares of common stock purchasable upon exercise of the warrants and the price at which such number of shares of common stock may be purchased upon exercise of the warrants;

          (2) the date on which the right to exercise the warrants shall commence and the date on which such right shall expire (the "Expiration Date");

          (3) United States Federal income tax consequences applicable to the warrants;

          (4) the amount of the warrants outstanding as of the most recent practicable date; and

          (5) any other terms of the warrants.

     Warrants will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of shares of common stock at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.

     Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of common stock, including the right to receive payments of any dividends on the common stock purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

                              PLAN OF DISTRIBUTION

     We may sell securities pursuant to this prospectus in or outside the United States (a) through underwriters or dealers, (b) through agents or (c) directly to one or more purchasers, including our existing stockholders in a rights offering. The prospectus supplement relating to any offering of securities will include the following information:

     - the terms of the offering

     - the names of any underwriters, dealers or agents

     - the name or names of any managing underwriter or underwriters

     - the purchase price of the securities from us

     - the net proceeds to us from the sale of the securities

     - any delayed delivery arrangements

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     - any underwriting discounts, commissions and other items constituting underwriters' compensation

     - any initial public offering price

     - any discounts or concessions allowed or reallowed or paid to dealers

     - any commissions paid to agents

SALE THROUGH UNDERWRITERS OR DEALERS

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

     We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be
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customers of, engage in transactions with or perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

     Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The financial statements incorporated by reference to the Annual Report on Form 10-K of Parker Drilling Company for the year ended December 31, 1999, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                               12,000,000 SHARES

                             [PARKER DRILLING LOGO]

                            PARKER DRILLING COMPANY

                                  COMMON STOCK

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                              SEPTEMBER    , 2000
                          ----------------------------

                                LEHMAN BROTHERS

                           JEFFERIES & COMPANY, INC.

                            RBC DOMINION SECURITIES

                                     [MAP]